UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              As at April 25, 2003

                             ROCKWELL VENTURES INC.
                             ----------------------
                              (Name of Registrant)

       1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
       ------------------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ] No [x]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ROCKWELL VENTURES INC.
                             ----------------------
                                  (Registrant)

April 25, 2003                   /s/ Jeffrey R. Mason
---------------------            -----------------------------------------------
Date                             Jeffrey R. Mason
                                 Director, Chief Financial Officer and Secretary

                             ROCKWELL VENTURES INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                  NINE MONTHS ENDED FEBRUARY 28, 2003 AND 2002

                         (Expressed in Canadian Dollars)

                                   (Unaudited)

ROCKWELL VENTURES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

                                                   February 28         May 31
                                                          2003           2002
                                                    (unaudited)      (audited)
                                                    ----------     ----------
ASSETS

CURRENT ASSETS
  Cash and equivalents .........................   $    26,466    $    41,755
  Marketable securities (note 3) ...............        13,200         30,017
  Amounts receivable and prepaid ...............        27,528         74,319
  Reclamation deposit (note 3 and 5(c)) ........        70,000            -
  Exploration advances to related party (note 8)           -          451,798
                                                    ----------     ----------
                                                       137,194        597,889

SECURITY DEPOSIT (note 5(a)) ...................        32,657            -
RECLAMATION DEPOSIT (note 3 and 5(c)) ..........           -           70,000
MINERAL PROPERTY INTERESTS (note 5) ............        46,857         46,857
                                                    ----------     ----------

                                                   $   216,708    $   714,746
                                                    ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities .....             $    $   103,787
  Due to related parties (note 8) ..............        60,039            -
                                                    ----------     ----------
                                                        60,039        103,787

SHAREHOLDERS' EQUITY
  Share capital (note 7) .......................     8,698,760      8,512,758
  Deficit ......................................    (8,542,091)    (7,901,799)
                                                    ----------     ----------
                                                       156,669        610,959
Continuing operations (note 1)
Subsequent event (note 7(d))
                                                    ----------     ----------
                                                   $   216,708    $   714,746
                                                    ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements



Approved by the Board of Directors

/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director

ROCKWELL VENTURES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited)

                                                                         Three months ended Feb. 28       Nine months ended Feb. 28
                                                                         --------------------------      --------------------------
                                                                              2003            2002            2003            2002
                                                                         ----------      ----------      ----------      ----------
EXPENSES
    Exploration (note 6) ...........................................   $    217,248    $    126,026    $    361,780    $    396,443
    Legal, accounting and audit ....................................          6,152          38,505          13,686         112,242
    Office and administration ......................................         74,224          50,225         186,134         233,233
    Shareholder communications .....................................         43,263           2,880          55,250          22,951
    Trust and filing ...............................................          6,338          11,097          11,004          23,552
    Travel and conferences .........................................             42           6,578          12,190          27,471
                                                                         ----------      ----------      ----------      ----------
                                                                            347,267         235,311         640,044         815,892
                                                                         ----------      ----------      ----------      ----------

OTHER ITEMS
    Foreign exchange gain ..........................................        (15,112)        (13,313)        (14,301)         (8,381)
    Gain on sale of subsidiaries (note 2) ..........................            -           (30,000)            -           (30,000)
    Interest income ................................................           (449)            (69)         (2,269)         (3,294)
    Loss on sale of marketable securities ..........................            -               -               -             1,298
    Write-down of marketable securities ............................            -             3,600          16,818           3,600
                                                                         ----------      ----------      ----------      ----------
                                                                            (15,561)        (39,782)            248         (36,777)
                                                                         ----------      ----------      ----------      ----------

LOSS FOR THE PERIOD ................................................   $   (331,706)   $   (195,529)   $   (640,292)   $   (779,115)
                                                                         ==========      ==========      ==========      ==========

LOSS PER SHARE .....................................................   $      (0.01)   $      (0.00)   $      (0.01)   $      (0.02)
                                                                         ==========      ==========      ==========      ==========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ...............     55,199,275      44,544,014      54,868,763      44,544,014
                                                                         ==========      ==========      ==========      ==========



CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

                                                                                                          Nine months ended Feb. 28
                                                                                                         --------------------------
                                                                                                               2003            2002
                                                                                                         ----------      ----------
Deficit, beginning of period, as restated (note 4) .................                                   $ (7,901,799)   $ (6,148,435)
Loss for the period ................................................                                       (640,292)       (779,115)
                                                                                                         ----------      ----------
DEFICIT, END OF PERIOD, AS RESTATED ................................                                   $ (8,542,091)   $ (6,927,550)
                                                                                                         ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements


ROCKWELL VENTURES INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

                                                                         Three months ended Feb. 28       Nine months ended Feb. 28
                                                                         --------------------------      --------------------------
CASH PROVIDED BY (APPLIED TO):                                                 2003            2002            2003            2002
                                                                         ----------      ----------      ----------      ----------
OPERATING ACTIVITIES
   Loss for the period .............................................   $   (331,706)   $   (195,529)   $   (640,292)   $   (779,115)
   Items not affecting cash
     Write-down of marketable securities ...........................            -             3,600          16,817           3,600
   Net changes in non-cash working capital items
     Amounts receivable and prepaid ................................          8,805           8,222          46,791         192,695
     Exploration advances to related parties .......................        162,325         (55,443)        511,837         (14,889)
     Accounts payable and accrued liabilities ......................        (13,149)        (21,574)       (103,787)       (266,388)
                                                                         ----------      ----------      ----------      ----------
                                                                           (173,725)       (260,724)       (168,634)       (864,097)
                                                                         ----------      ----------      ----------      ----------
INVESTING ACTIVITIES
   Mineral property acquisition costs ..............................            -               -               -                 1
   Security deposit ................................................          2,596             -           (32,657)            -
   Marketable securities ...........................................            -           (30,000)            -           (30,000)
   Proceeds from sale of marketable securities .....................            -               -               -            28,857
                                                                         ----------      ----------      ----------      ----------
                                                                              2,596         (30,000)        (32,657)         (1,142)
                                                                         ----------      ----------      ----------      ----------
FINANCING ACTIVITIES
   Issuance of share capital .......................................            -           984,780         186,002         984,780
   Subscription received ...........................................            -            10,000             -            10,000
                                                                         ----------      ----------      ----------      ----------
                                                                                -           994,780         186,002         994,780
                                                                         ----------      ----------      ----------      ----------

INCREASE(DECREASE) IN CASH AND EQUIVALENTS .........................       (171,129)        704,056         (15,289)        129,541
Cash and equivalents, beginning of period ..........................        197,595             -            41,755         574,515
                                                                         ----------      ----------      ----------      ----------
CASH AND EQUIVALENTS, END OF PERIOD ................................   $     26,466    $    704,056    $     26,466    $    704,056
                                                                         ==========      ==========      ==========      ==========



SUPPLEMENTAL DISCLOSURE:
   Interest paid during the period .................................   $        -      $        -      $        -      $          -
   Income taxes paid during the period .............................   $        -      $        -      $        -      $          -


The accompanying notes are an integral part of these consolidated financial statements


ROCKWELL VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED FEBRUARY 28, 2003
(Expressed in Canadian Dollars)
(Unaudited)


1.       CONTINUING OPERATIONS

         Rockwell Ventures Inc. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Canada and in Chile.

         These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.       BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the years 2000 and 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated.

         The  Company's   subsidiary,   Minera   Ricardo   Resources  Inc.  S.A.
         ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

         In March, 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January, 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc.

3.       SIGNIFICANT ACCOUNTING POLICIES

         CASH AND EQUIVALENTS

         Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

         MARKETABLE SECURITIES

         Marketable securities are recorded at the lower of cost and quoted market value. Marketable securities held at February 28, 2003 consist of 120,000 shares of Geostar Metals Inc. ("Geostar"), which were originally recorded at a cost of $30,000. Trading in Geostar was halted on December 4, 2002. Marketable securities held at May 31, 2002 consisted of 120,000 shares of Geostar Metals Inc., carried at $13,200.

         MINERAL PROPERTY INTERESTS

         Acquisition costs for mineral properties to which the Company obtains unrestricted ownership and exploration rights are deferred until the property is placed into production, sold or abandoned. These deferred costs are amortized over the estimated useful life of the properties following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

         Acquisition costs for mineral properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production. Mineral property interests acquisition costs include the cash consideration as well as the fair market value of the common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the relevant agreement. Exploration costs and option payments are expensed in the period incurred.

         Development costs incurred subsequent to the determination of the feasibility of mining operations, or to increase production or extend the life of existing production, are capitalized and amortized over the estimated useful life of the property, after the commencement of commercial production.

         Administrative expenditures are expensed in the period incurred.

         During the fiscal year ended May 31, 2002, the Company changed its policy of accounting for exploration costs on a retroactive basis (note
         4). In prior years, the Company had deferred expenditures directly attributable to the exploration of mineral properties, pending a decision as to commercial viability of a property.

         VALUES

         The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

         ENVIRONMENTAL AND RECLAMATION COSTS

         Environmental and reclamation costs are charged to operations in the period incurred. At February 28, 2003 the Company held $70,000 as reclamation deposits on the Haut Plateau Property (note 5), but does not foresee the necessity to make any other material environmental and reclamation expenditures. The Company has initiated the process for release of the reclamation deposit.

         INCOME TAXES

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

         FOREIGN CURRENCY TRANSLATION

         All of the Company's foreign operations are integrated.

         Monetary assets and liabilities of the Company's integrated foreign subsidiary are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

         Gains or losses on translation are expensed.

         FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, and accounts payable and accrued liabilities. It is the Company's view that it is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         LOSS PER SHARE

         Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

         Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

         Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

         STOCK-BASED COMPENSATION

         The Company grants share purchase options to executive officers, directors, employees and consultants subject to the policies of the TSX Venture Exchange. No compensation is recognized when share options are granted or extended. Any consideration received on exercise of share options is credited to share capital.

         ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         COMPARATIVE FIGURES

         Certain  of  the  prior   periods'   comparative   figures   have  been
         reclassified to conform to the presentation adopted for the current period.

4.       CHANGE IN ACCOUNTING POLICY

         During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

         As a result of the change in accounting policy, adjustments were made to the Balance Sheets, and the Statements of Operations and Deficit as follows:


BALANCE SHEET

                                     As previously                            As
As at August 31, 2001                     reported       Adjustment     Restated
                                         ---------     ------------     --------
Deferred exploration costs ........      $ 932,257     $   (932,257)    $      -
                                         =========     ============     ========

STATEMENTS OF OPERATIONS AND DEFICIT                                                              Year    Nine months          Year
                                                                                                 ended          ended         ended
                                                                                           May 31 2002    Feb 28 2002   May 31 2001
                                                                                            -----------   -----------   -----------
Deficit, beginning of period, as previously reported ....................................   $ 5,245,773   $ 5,245,773   $   907,698
Exploration costs expensed ..............................................................       902,662       902,662     1,106,595
                                                                                            -----------   -----------   -----------
Deficit, beginning of period, as restated ...............................................     6,148,435     6,148,435     2,014,293
                                                                                              =========     =========     =========

Loss for the period as previously reported ..............................................     1,753,364       779,115     4,338,075
Exploration costs expensed ..............................................................           -             -        (203,933)
                                                                                            -----------   -----------   -----------
Loss for the period, as restated ........................................................     1,753,364       779,115     4,134,142
                                                                                              =========     =========     =========

Deficit, end of period, as restated .....................................................   $ 7,901,799   $ 6,927,550   $ 6,148,435
                                                                                              =========     =========     =========

5.      MINERAL PROPERTY INTERESTS


                                          Balance at                  Balance at
ACQUISITION COSTS                       May 31, 2002    Additions  Feb. 28, 2003
                                        -----------   -----------   ------------
Ricardo Property .................      $    46,857   $        -     $    46,857
                                        ===========   ===========    ===========

         Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.


     A)  RICARDO PROPERTY

         The Company holds a 100% interest in certain exploration and exploitation concessions in Chile. These concessions are comprised of approximately 14,600 hectares. During the year ended May 31, 2002, the Company was granted certain potentially valuable water rights and a total of $23,502 was spent on water studies. In November 2002, the Company applied for a mining easement on its Ricardo Property. Pursuant to the terms of the easement application, a refundable deposit of $32,657 was lodged with the court. The Company continues to maintain the Ricardo Property in good standing.


     B)  FOX RIVER PROPERTY

         On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. ("HD"), a related party by virtue of certain directors in common, HD's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property located in Manitoba from Falconbridge Limited ("Falconbridge"). Consideration for the assignment was reimbursement to HD of its actual costs as at June 6, 2001 of approximately $800,000 and the issuance to HD of 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

         On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HD and Amarc Resources Ltd. ("Amarc"), both non-arm's-length parties. Amarc took over the Fox River project by assuming exploration costs of approximately $2.5 million incurred by HD on its most recent exploration work programs. The Company cancelled the proposed issuance of 2,000,000 share purchase warrants to HD and Amarc agreed to issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each $2.5 million of expenditures on the Fox River Property. The initial 200,000 warrants, which were received December 31, 2001, are exercisable at $1.00 until December 31, 2003. On January 10, 2003, Amarc terminated its option on the Fox River Property. Accordingly, there were no further warrants issued or issuable by Amarc relating to this property.


     C)  HAUT PLATEAU PROPERTY

         On November 15, 2001, the Company entered into an assignment agreement with HD, whereby HD agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of reclamation deposit, was to be expended by May 31, 2002 but was extended. The Company subsequently fulfilled the first year earn-in requirements. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

         The Company considered the results from the its exploration programs and decided on November 22, 2002 to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At February 28, 2003 the Company had $70,000 held in trust as reclamation deposits for which it has commenced the process to have released from trust. Management expects the process to be completed within several months; accordingly this reclamation deposit is presented as a current asset on the consolidated balance sheets.


     D)  PEDRA BRANCA PROPERTY

         On February 24, 2000, the Company entered into an assignment agreement with HD, whereby HD assigned its option to earn a 60% interest in the Pedra Branca property to the Company. As part of the agreement, the Company purchased 483,333 units in Altoro Gold Corp. ("Altoro"), through a private placement, for a total cost of $290,000. Each unit was comprised of one common share and one share purchase warrant. As sole consideration for HD's assignment of the option, the Company transferred to HD the benefit of the share purchase warrants in Altoro. To acquire its 60% interest, the Company was required to expend a total of US$7 million on the Pedra Branca Project within four years; and issue a minimum of 500,000 shares of the Company to Altoro, having a minimum value of US$500,000, over four years.

         As at May 31, 2001, the Company had disbursed US$90,000 and issued to Altoro 125,433 common shares, at a deemed value of US$50,000 for the option payment. Subsequently, the Company curtailed drilling due to unsatisfactory results. Accordingly, the Company decided not to exercise its option to acquire an interest in the Pedra Branca property and expensed all related costs.

6.       EXPLORATION EXPENSES

                                                                   Nine months           Year
                                     Haut Plateau       Ricardo          ended          ended
                                         Property      Property    Feb 28 2003    May 31 2002
                                      -----------   -----------    -----------    -----------
Administration ...................   $        -      $      -       $      -      $     5,592
Assay and analysis ................         9,535           -            9,535         40,112
Drilling ..........................           -             -              -          292,046
Easement income ...................           -         (40,853)       (40,853)           -
Engineering .......................         8,963           -            8,963         26,705
Equipment rental ..................           131           274            405         11,833
Geological ........................       139,440         4,832        144,272        313,427
Graphics ..........................        21,500           -           21,500         18,223
Helicopter/fixed wing .............           -             -              -           97,783
Property fees/assessments .........         8,238        33,601         41,839        186,433
Site activities ...................        31,366       144,550        175,916        186,790
Travel and accommodation ..........           -             203            203         42,327
                                      -----------   -----------    -----------    -----------
INCURRED DURING THE PERIOD ........       219,173       142,607        361,780      1,221,271
Cumulative exploration expenses,
     beginning of period ..........       902,291     1,230,367      2,132,658      4,254,456
                                      -----------   -----------    -----------    -----------

CUMULATIVE EXPLORATION
   EXPENSES,  END OF PERIOD .......   $ 1,121,464   $ 1,372,974    $ 2,494,438    $ 5,475,727
                                      ===========   ===========    ===========    ===========

7.       SHARE CAPITAL

A)       AUTHORIZED

         Authorized share capital consists of 200,000,000 common shares.

         At the Company's annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital of the Company, from 100,000,000 to 200,000,000 common shares, without par value.


B)       ISSUED

                                                             Number
COMMON SHARES ISSUED                                      of Shares       Amount
                                                         ----------   ----------

Balance May 31, 2001 .................................   43,772,900   $6,983,234
     For private placement (net of issue costs) ......    6,545,500      979,407
     For private placement (net of issue costs) ......    3,843,750      550,117
                                                         ----------   ----------
Balance May 31, 2002 .................................   54,162,150   $8,512,758
     For private placement (net of issue costs) ......    1,037,125      186,002
                                                         ----------   ----------
Balance February 28, 2003 ............................   55,199,275   $8,698,760
                                                         ==========   ==========
                                                         ----------   ----------

         On August 27, 2002, the Company completed a $207,425 private placement of 1,037,125 units at a price of $0.20 per unit. Each unit comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the average closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, exceeds $0.33.

C) SHARE PURCHASE OPTIONS

         The continuity of share purchase options for the nine months ending February 28, 2003 is:

                                           Exercise       May 31                                               Feb. 28
         Expiry date                          Price         2002       Issued    Exercised       Expired          2003
                                            -------   ----------   ----------   ----------    ----------    ----------
         February 20, 2003 ..............   $  0.60       15,000          -            -         (15,000)          -
         May 30, 2003 ...................   $  0.16    1,113,000          -            -         (95,000)    1,018,000
         June 11, 2003 ..................   $  0.16       27,000          -            -             -          27,000
         November 21, 2003 ..............   $  0.16      100,000          -            -             -         100,000
         December 20, 2004 ..............   $  0.10          -         45,000          -             -          45,000
         April 6, 2005 ..................   $  0.16       50,000          -            -             -          50,000
                                            -------   ----------   ----------   ----------    ----------    ----------
                                                       1,305,000       45,000          -        (110,000)    1,240,000
                                                       =========   ==========   ==========    ==========     =========

         Weighted average exercise price                  $ 0.17       $ 0.10        $ -          $ 0.22        $ 0.16
                                                       =========   ==========   ==========    ==========     =========


D) SHARE PURCHASE WARRANTS

         The continuity of share purchase warrants (each warrant exercisable into one common share) for the nine months ending February 28, 2003 is:

                                           Exercise       May 31                                               Feb. 28
         Expiry date                          Price         2002       Issued    Exercised       Expired          2003
                                            -------   ----------   ----------   ----------    ----------    ----------
         January 4, 2003 ................   $  0.16    6,398,000          -            -      (6,398,000)          -
         March 9, 2003 (i) ..............   $  0.35    1,123,600          -            -             -       1,123,600
         March 9, 2003 (i) ..............   $  0.80      604,700          -            -             -         604,700
         April 19, 2003 (i) .............   $  0.16    1,478,125          -            -             -       1,478,125
         July 4, 2003 ...................   $  0.16      147,500          -            -             -         147,500
         October 19, 2003 ...............   $  0.16    2,500,000          -            -             -       2,500,000
         December 27, 2003 ..............   $  0.22          -      1,037,125          -             -       1,037,125
                                            -------   ----------   ----------   ----------    ----------    ----------
                                            $  0.00   12,251,925    1,037,125          -      (6,398,000)    6,891,050
                                                      ==========   ==========   ==========    ==========     =========

         Weighted average exercise price                  $ 0.21       $ 0.22         $ -         $ 0.16       $  0.26
                                                      ==========   ==========   ==========    ==========     =========

         (i) Subsequent to the quarter end, the share purchase warrants with an expiry date of March 9, 2003 and
             April 19, 2003 expired unexercised.

8.       RELATED PARTY TRANSACTIONS AND BALANCES

                                                               Nine months           Year
                                                                     ended          ended
         TRANSACTIONS                                          Feb 28 2003    May 31 2002
         ---------------------------------------------------  ------------   ------------
         Hunter Dickinson Inc. (a) ........................   $    341,285   $    490,291
         Hunter Dickinson Group Inc. (b) ..................         19,375        175,250
         Gordon J. Fretwell Law Corporation (c) ...........          5,582         46,379
         Euro-American Capital Corporation (d) ............         14,636         25,352
         ================================================================================


                                                                     As at          As at
         BALANCES                                              Feb 28 2003    May 31 2002
         ---------------------------------------------------  ------------   ------------
         Exploration advance balances receivable from
            (payable to) a related party:
                Hunter Dickinson Inc. (a)                     $    (60,039)  $    451,798
         ================================================================================



(a) Hunter Dickinson Inc. and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company's exploration properties (see note 5).


(b) Services rendered by Hunter Dickinson Group Inc. ("HD"), a private company with certain directors in common, have arisen from costs related to the Haut Plateau Property.


(c) Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.


(d) Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

         The fair value of the amounts due to related parties are not determinable as they are non-interest bearing without specific terms of repayment.

9.       SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

         There were no significant non-cash transactions during the period, nor for the year ended May 31, 2002.


10.      INCOME TAXES

         At May 31, 2002, the Company had non-capital losses carried forward of approximately $1,489,000 (2001 - $1,955,000, 2000 - $1,075,000) which may be applied against future years taxable income expiring beginning in 2003 to 2009. Subject to certain restrictions, the Company also had resource expenditures, net of flow-through renounced to shareholders, of approximately $1,232,500 available to reduce taxable income in future years.


11.      COMMITMENT

         At February 28, 2003, the Company is committed to incur, on a best-efforts basis, $197,888 in qualifying Canadian exploration expenditures pursuant to a flow-through private placement on April 19, 2002.